As Filed on July 31, 1997   Registration Statement No- 33-________

                 SECURITIES AND EXCHANGE COMMISSION

                             FORM S-2

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                WILLIAMS INDUSTRIES, INCORPORATED
     (Exact name of registrant as specified in its charter)

                             Virginia
   (State or other jurisdiction of incorporation or organization)

                            54-0899518
               (I.R.S. Employer Identification Number)

2849 Meadow View Road, Falls Church, Virginia 22042 (703) 560-5196
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Mark E. Borton
        104 Shore Drive, Longwood, FL 32779 (407) 786-0497
         (Name, address, including zip code, and telephone
         number, including area code, of agent for service)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall be effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Approximate date of commencement at proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

                  Calculation of Registration Fee
Title of     Amount to    Proposed    Proposed maximum  Amount of
securities      be    maximum offering    aggregate   registration
to be       registered     price           offering        fee*
registered               per unit*          price*
Common Stock, 1,080,294    $5.6875      $6,144,172.13   $1,861.87
$0.10 par      shares

*based on last reported sale price on July 30, 1997.

                  WILLIAMS INDUSTRIES, INCORPORATED

            1,080,294 SHARES OF COMMON STOCK, $0.10 PAR VALUE

     All of the shares offered by this Prospectus are being offered for the account of selling shareholders. The Company's
Common Stock is not listed on any stock exchange, but is traded on securities dealers' "Over-the-Counter Bulletin Boards." The
Company intends to apply for reinstatement on the NASDAQ Small Cap Market at such time as it may meet the requirements of that system.

     The selling shareholders anticipate that the shares will be sold from time to time on the over-the-counter market at then prevailing market prices, with payment by the selling shareholders of normal and customary brokerage commissions. It is possible, however, that some or all of the shares, particularly the larger blocks, may be sold in negotiated transactions at prices differing from the market price. The offering will continue until all shares are sold or until, in the opinion of securities counsel to the Company, the shares may be freely traded under an exemption from the registration requirements of the Securities Act of 1933 and any applicable state securities statutes.



                           RISK FACTOR

   REFER TO THE SECTION TITLED "RISK FACTORS" ON PAGE 1 OF THE
PROSPECTUS FOR INFORMATION ABOUT THE LARGE LOSSES SUFFERED DURING
THE FOUR FISCAL YEARS ENDED JULY 31, 1994 AND THE EFFECT OF SUCH
LOSSES ON THE COMPANY.






     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
         THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
               COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY
                      REPRESENTATION TO THE
                          CONTRARY IS A
                             CRIMINAL
                             OFFENSE.


The date of this Prospectus is July 31, 1997.


                      AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Those reports and other information (including proxy statements and information statements filed under the Commission's proxy rules) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, World Trade Center, Suite 1300, New York, New York 10048; Chicago Regional Office, 5 West Madison Street, Suite 1400, Chicago, Illinois 60604. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http.//www.sec.gov.

              INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents accompany this Prospectus and are incorporated into this registration statement by reference thereto:

1. Annual Report of Williams Industries, Incorporated on Form 10-K for Fiscal Year Ended July 31, 1996 - SEC File No. 0-8190.

2.  Quarterly Report of Williams Industries, Incorporated on Form
10-Q for Quarter ended April 30, 1997 - SEC File No. 0-8190.

The following documents are incorporated into this registration statement by reference thereto:

1.    Description of Williams Industries, Incorporated Common
Stock, $.10 par value, contained in registrant's Form 10
Registration Statement registering such Common Stock pursuant to
Section 12 of the Securities Exchange Act of 1934 - SEC File No.
0-8190.

2.    Quarterly Reports of Williams Industries, Incorporated on
Form 10-Q for Quarters ended October 31, 1996 and January 31, 1997
- SEC File No. 0-8190.

3.    Current Report on Form 8-K filed April 2, 1997.

All documents filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") prior to the termination of the offering shall be deemed to be incorporated by reference into the Prospectus.

Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of the documents incorporated herein by reference (but not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates), by contacting Marianne Pastor, Williams Industries, Incorporated, P.O. Box 506, Merrifield, VA 22116 - Telephone (703) 560-5196. Copies of any exhibits not incorporated by reference may be inspected at or purchased from the Securities and Exchange Commission as set forth above.

                        THE COMPANY

Williams Industries, Incorporated (the "Company") was incorporated in Virginia in 1970 as the parent company of two other companies started in 1961 and 1963. It is engaged principally in the erection of steel structures, the fabrication of steel products, and the rental of construction equipment, primarily in the Washington, D.C. metropolitan area.

                       RISK FACTORS

Beginning about 1990, construction activity in the Company's geographic area came to a virtual halt and the Company's operations suffered dramatically. During the fiscal years ended July 31, 1991 to 1994, the Company reported severe operating losses, and as a result it was unable to repay its outstanding bank debt. At July 31, 1996 it had a negative net worth (deficiency in assets) of $2.2 million.

The Company's creditors, and especially the holders of its bank debt, NationsBank and the Federal Deposit Insurance Corporation, were extremely patient and cooperative during this period. As of the end of its third fiscal quarter, April 30, 1997, the Company had restructured its bank debt such that it recognized an extraordinary accounting item, Gain On Extinguishment of Debt, of $4,839,617 and had total stockholders' equity of $3,461,883. A key part of the debt restructuring involved the issuance of Debentures which are convertible into certain shares which are offered by this Prospectus.

Although the Company has survived its nearly fatal financial crisis of the early 1990's and is presently operating profitably, its survival depended largely upon the actions of its former bank group, led by NationsBank, in forgiving a substantial portion of the Company's indebtedness. The Company remains in a highly competitive industry which is subject to violent swings in work available for income production, and as such, no assurance can be made as to the Company's future profitability.

This registration statement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are intended to be covered by the safe harbors created by such provisions. Any such forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties; the inclusion of any such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                     PROCEEDS OF THE OFFERING

All of the shares are offered by shareholders of the Company. The Company will directly receive none of the proceeds from the offering.

                        SELLING SHAREHOLDERS

     The shares listed below are being registered on behalf of the following shareholders:

     Karen J. Pribyla           180,190 shares
     Margie Morgan               16,388 shares
     ETTA Corporation             8,658 shares
     Nancy Claire Boomer          4,513 shares
     Janice Wilkerson             4,421 shares
     Denise Allara-Ford             830 shares

None of the selling shareholders listed immediately above has any relationship with the Company other than as a shareholder. The number of shares listed and offered includes all of the Company's shares owned by each.

This Registration Statement is being filed by the Company pursuant to a registration rights agreement entered into by the Company in connection with the issuance of the shares to the Selling
Shareholders listed above, as well as registration rights agreements entered into by the Company in connection with the issuance of the debentures described below.

The shares described below are being registered by the Company on behalf of the following holders of debentures convertible into shares:

NationsBank, N.A. owns a $410,000 Convertible Debenture (the "NationsBank Debenture"), convertible into 16.4% of the Company's outstanding shares as of the date of conversion (such 16.4% to be determined on a fully diluted basis and after giving pro forma effect to the issuance of common stock pursuant to any subscriptions, agreements, options, securities, conversion or other rights or commitments outstanding as of the date of conversion, which as of the date hereof computes to approximately 619,000 shares). NationsBank was the lead banking institution of the group of banks which had served as the Company's major lenders (the "Bank Group") until March 31, 1997, when the Company settled its Bank Group debt then outstanding. A major factor in that settlement was the issuance of the NationsBank Debenture. NationsBank no longer serves as the Company's commercial banker, although it continues to hold a $2,500,000 note secured by most of the Company's real property and certain other assets. NationsBank owns no shares of the Company other than those which may be acquired upon conversion of the NationsBank Debenture and which are covered by this Prospectus.

The Federal Deposit Insurance Corporation ("FDIC"), as the receiver for two commercial banks which were part of the Bank Group, owns a $90,000 Convertible Debenture (the "FDIC Bank Group Debenture"), convertible into 3.6% of the Company's outstanding shares at the time of conversion (approximately 136,000 shares at the date of this Prospectus). The FDIC Bank Group Debenture is essentially the same as the NationsBank Debenture and was issued as part of the same transaction. The FDIC, as receiver for one of the same commercial banks, also owns a $75,000 convertible debenture, convertible into 110,294 shares, issued in settlement of a separate claim against the Company. The FDIC owns no shares of the Company other than those which may be acquired upon conversion of these debentures and which are covered by this Prospectus.

Upon issuance of the shares described above, the shares which are being registered hereby will comprise approximately 29% of the outstanding stock of the Company.


                      PLAN OF DISTRIBUTION

     The NationsBank Debenture and the FDIC Bank Group Debenture provide that a holder of the debenture may not sell or transfer by public sale more than 1/8 of the shares issuable pursuant thereto during any three month period commencing on March 31, 1997 and ending on December 31, 1998, when such restriction expires.

     At the date of this Prospectus, the Company's shares are traded on the Securities Dealers' "Over-the-Counter Bulletin
Boards." The Company intends to apply for reinstatement on the NASDAQ Small Cap Market at such time as it may meet the requirements for trading on that System.

     The shares covered by this Prospectus may be sold through brokers and dealers on the over-the-counter market (or the Small
Cap Market if and when the Company is admitted to that system) or in negotiated transactions off of recognized markets.

     The shares covered by this Prospectus may be sold in one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell such shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of the exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by a selling shareholder will be selected by such selling shareholder. Brokers or dealers will receive commissions or discounts from selling shareholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     Upon the Company being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of such shareholder shares covered by this Prospectus through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemental prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing: (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

     The selling shareholders reserve the sole right to accept and, together with any agent of the selling shareholders, to reject in whole or in part any proposed purchase of such shares covered by this Prospectus. The selling shareholders will pay any sales commissions or other seller's compensation applicable to such transactions.

     To the extent required, the number of the shares covered by this Prospectus to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer, will be set forth by the Company in a prospectus supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The selling shareholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

     Offers or sales of Common Stock have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the shares covered by this Prospectus will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares covered by this Prospectus may not be offered or sold unless the notice filing requirements with respect to such offer or sale in those states have been complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market-making activities with respect to such Common Stock during the applicable restricted period. In addition to and without limiting the foregoing, each selling shareholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the Common Stock by the selling shareholders or any such other person. All of the foregoing may affect the marketability of the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to the Common Stock.

     Each of the selling shareholders has represented that at the date of this Prospectus, the selling shareholder has no agreement, arrangement or understanding with any broker, dealer or underwriter concerning this offering.

     The Company will pay all or substantially all of the expenses incident to the registration of the shares covered by this Prospectus, estimated to be approximately $10,000.


                            EXPERTS

The financial statements and the related financial statement schedule incorporated into this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph referring to matters that raise substantial doubt about the Company's ability to continue as a going concern), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


  INDEMNIFICATION OF OFFICERS, DIRECTORS AND CONTROLLING PERSONS

     The Company's by-laws provide that the Company shall indemnify against any loss or liability, including without limitation court costs and attorneys' fees, to the full extent permitted by law, any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative by reason of the fact that he or she, his/her testator or intestate is or was a director of the Company or any predecessor of the Company, or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company or any predecessor of the Company; provided, however, that the foregoing indemnification shall not apply to willful misconduct or to knowing violation of a criminal law. The indemnification provided applies to actions or proceedings brought by any party, including the Company or its shareholders.

     Sections 13.1-696 through 13.1-704 of the Virginia Code provide indemnification rights to officers and directors similar to those provided by the Company's by-laws, and make clear that indemnification may be provided against all liabilities and reasonable expenses incurred by an indemnified party who acted in good faith and believed he had acted in his official capacity with the corporation in its best interests or, if the action was not in his official capacity, in a manner not opposed to the Company's best interests. Criminal liabilities may be indemnified if the indemnified party had no reasonable cause to believe his conduct was unlawful. The Code also provides that shareholders may authorize the Company to furnish any other or further indemnity except against gross negligence or willful misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


PART II

     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following expenses will be borne by the Company:

     SEC Registration Fee              $1,800
     Legal Fees                        $4,000
     Accounting Fees                   $2,000
     Blue Sky Fees and Expenses        $1,900
     Miscellaneous                       $300
     Total                            $10,000

Item 15. Indemnification of Officers and Directors

     The Company's by-laws provide that the Company shall indemnify against any loss or liability, including without limitation court costs and attorneys' fees, to the full extent permitted by law, any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative by reason of the fact that he or she, his/her testator or intestate is or was a director of the Company or any predecessor of the Company, or serves or served any other enterprise as a director, officer, employee or agent at the request of the Company or any predecessor of the Company; provided, however, that the foregoing indemnification shall not apply to willful misconduct or to knowing violation of a criminal law. The indemnification provided applies to actions or proceedings brought by any party, including the Company or its shareholders.

     Sections 13.1-696 through 13.1-704 of the Virginia Code provide indemnification rights to officers and directors similar to those provided by the Company's by-laws, and make clear that indemnification may be provided against all liabilities and reasonable expenses incurred by an Indemnified party who acted in faith and believed he had acted in his official capacity with the corporation in its best interests or, if the action was not in his official capacity, in a manner not opposed to the Company's best interests. Criminal liabilities may be indemnified if the indemnified party had no reasonable cause to believe his conduct was unlawful. The Code also provides that shareholders may authorize the Company to furnish any other or further indemnity except against gross negligence or willful misconduct.

Item 16. Exhibits.

No.            Description

4    Instruments Defining the Rights of Security Holders

   4(a) Article 4 of Articles of Incorporation (Incorporated by reference to Exhibit 3(a) of Form 10(K) for the year ended July 31, 1989).

   4(b) Article II of By-laws. (Incorporated by reference to
        Exhibit 3(b) of Form 1O(K) for the year ended July 31,
        1982).

5 Opinion of Mark E. Borton respecting certain legal matters regarding the Shares (will be filed by amendment).

13 Annual Report to Security Holders, Form 10-Q or Quarterly
   Report to Security Holders

  13(a) Annual Report of Williams Industries, Incorporated on Form
        10-K for Fiscal Year Ended July 31, 1996 - SEC File No.
        0-8190 (Incorporated by reference).

  13(b) Quarterly Report of Williams Industries, Incorporated on
        Form 10-Q for Quarter ended April 30, 1997 - SEC File No.
        0-8190  (Incorporated by reference).

24   Consents

   24(a) Consent of Deloitte & Touche LLP, independent auditors.

   24(b) Consent of Mark E. Borton is included in his opinion filed as Exhibit 5 above (to be filed by amendment).


Item 17.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or for the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 16(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

(5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.


                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, State of Virginia, on July 31, 1997

                              Williams Industries, Incorporated

                              by \S\Frank E. Williams, III
                              Frank E. Williams, III, President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

     Signature                      Capacity              Date
\S\Frank E. Williams, III    President, Chairman     July 31, 1997
Frank E. Williams, III       of the Board, Chief
                             Financial Officer

\S\Frank E. Williams, Jr.    Director                July 31, 1997
Frank E. Williams, Jr,

\S\William C. Howlett        Director                July 31, 1997
William C. Howlett

\S\John E. Rasmussen         Director                July 31, 1997
John E. Rasmussen

\S\R.Bently Offutt           Director                July 31, 1997
R.Bentley Offutt

\S\Christ H. Manos           Comptroller             July 31, 1997
Christ H. Manos



                WILLIAMS INDUSTRIES, INCORPORATED

                             Form S-2
                      Cross Reference Sheet

     ITEM                               LOCATION

Item 1   (Item 501 Requirements)        Facing Page; Cover Page
         Forepart of the Registration   of Prospectus

Item 2   (Item 502 Requirements)        Available Information:
         Inside Front and Outside Back  Table of Contents
         Cover Pages of Prospectus

Item 3   (Item 503 Requirements)        Cover Page of Prospectus;
         Summary Information, Risk      Risk Factors
         Factors

Item 4   (Item 504 Requirements)        Use of Proceeds
         Use of Proceeds

Item 5   (Item 505 Requirements)        Cover Page; Plan of
         Determination of Offering      Distribution
         Price

Item 6   (Item 506 Requirements)        Not Applicable
         Dilution

Item 7   (Item 507 Requirements)        Cover Page; Selling
                                        Shareholders

Item 8   (Item 508 Requirements)        Cover Page; Plan of
                                        Distribution

Item 9   (Item 202 Requirements)        Incorporation of Documents
         Description of Securities      by Reference

Item 10  (Item 509 Requirements)        Not Applicable
         Interests of Named Experts
         and counsel

Item 11  Information Respecting         Attached Form 10-K and
         Registrant                     Form 10-Q

Item 12  Incorporation of Certain       Incorporation of Documents
         Documents by Reference         by Reference

Item 13  (Item 510 Requirements)        Indemnification of
         Disclosure of Commission       Officers, Directors and
         Position on Indemnification    Controlling Persons